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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07007613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-33543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Securities, LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Main Street
(No. and Street)

Hartford	CT	06106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Sadlak (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — If individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, Ltd. (the Company) for the years ended December 31, 2006 and 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature   5/08/07 Date

Stanley T. Sadlak
President

State of Connecticut
County of Hartford   ss. Hartford

On this 8th day of May, 2007, before me, Adele P. Lemieux, the undersigned officer, personally appeared, Stanley T. Sadlak, who acknowledged himself to be the President of Lighthouse Securities, Ltd., a corporation, and that he as such President being authorized so to do executed the foregoing instrument for the same for the purposes therein contained, by signing the name of the corporation by himself as President.

In witness whereof I hereunto set my hand.



Signature of Notary Public
Adele P. Lemieux

Date Commission Expires: 04/30/2012

Lighthouse Securities, LTD.
(SEC File No. 8-33543)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statements of Financial Condition.

[x] (c) Statements of Operations.

[x] (d) Statements of Cash Flows.

[x] (e) Statements of Changes in Shareholder's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 and 2005

	2006	2005
Net Capital:		
Shareholder's equity	$ 10,784	$ 6,166
Nonallowable asset:		
Accounts receivable	(2,500)	-
Total net capital	8,284	6,166
Less net capital requirement [greater of $223 and $283 in 2006 and 2005, respectively (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 3,284	$ 1,166
Aggregate Indebtedness:		
Total liabilities	$ 3,350	$ 4,250
Aggregate indebtedness	$ 3,350	$ 4,250
Ratio of aggregate indebtedness to net capital	.31 to 1	.69 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006:

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 7,548
Nonallowable asset:	
Accounts receivable	(2,500)
Audit adjustment to decrease commission expense	3,236
Net capital per above	$ 8,284

Note: There was no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2005.

See independent auditors' report.

END